Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the six months ended December 31, 2010

The following Management Discussion & Analysis, prepared as of February 28, 2011, should be read in conjunction with:

1.	The audited financial statements for the year ended June 30, 2010 and related notes attached thereto which are prepared in accordance with United States generally accepted accounting principles; and

2.	The unaudited financial statements for the six months ended December 31, 2010 and the related notes thereto.

 All amounts are stated in United States dollars unless otherwise indicated.

Caution on Forward-looking Statements and Information

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  Managements’ discussion and analysis may contain forward-looking statements, including statements regarding the business and anticipated financial performance of the Company.  These statements are not guarantees of the Company’s future performance.  Given the uncertainties associated with forward-looking information, readers are cautioned not to put undue reliance on forward-looking information.

Additional information related to the Biomass Secure Power Inc. (the “Company”) is available for view on SEDAR at www.sedar.com <http://www.sedar.com>.

Corporate History

We were incorporated in the Province of British Columbia on August 24, 1989 as Flamingos Beach Resort Inc. On August 10, 1999, we changed our name to VMH Videomoviehouse.com Inc. On May 18, 2006, we changed our name to Virtual Media Holdings Inc. On February 9, 2009, we changed our name to Biomass Secure Power Inc. On June 30, 2009, we legally have amalgamated with 0625920 BC Ltd., previous known as Biomass Secure Power Inc., as more particularly described under the heading “The Amalgamation”. As we have not issued any shares to the 20 shareholders of 0625920 BC Ltd. to date, the accounting treatment for the amalgamation has been deferred until such time as the shares have been transferred to complete the transaction.

Corporate Developments

From incorporation in August 1989 until August 1999, our only operation consisted of developing an Internet web-site. The web-site was developed by our past president. In August 1999, we switched our focus to the generation of revenues from the sale of video tapes, DVDs, and CDs and rental of DVDs over the internet. In October 2005, we were removed as an authorized seller at Amazon.com. Our sales through Amazon.com accounted for virtually all of our revenues.

We have ceased our movie selling business and are focused on the development of our torrefied wood pellet plant business beginning July 1, 2007.

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Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the six months ended December 31, 2010

The Amalgamation

On June 30, 2009, the following events occurred:

  we entered into a share exchange agreement (the “Share Exchange Agreements”) with each of the 20 shareholders of 0625920 BC Ltd., previously known as Biomass Secure Power Inc., whereby we agreed to purchase all of the issued and outstanding shares of 0625920 BC Ltd. in consideration for the issuance of an aggregate of 225,269,250 of our common shares (the “Consideration Shares”);
  each of the 20 shareholders of 0625920 BC Ltd. requested that the board of directors of 0625920 BC Ltd.  consent to and approve the  transfer all of the issued and outstanding shares of 0625920 BC Ltd. to our company;
  all outstanding share certificates of 0625920 BC Ltd. were cancelled and one new share certificate was issued in the name of our company, representing all of the issued and outstanding shares of 0625920 BC Ltd.; and
  pursuant to section 273 of the British Columbia Business Corporations Act, Biomass Secure Power Inc. and 0625920 BC Ltd. amalgamated, with the resulting company adopting the name, articles, and notice of articles of Biomass Secure Power Inc.

0625920 BC Ltd. was a related party due to a common director and shareholder. A form of the Share Exchange Agreement is attached to our annual report on Form 10-K/A for the fiscal year ended June 30, 2009. On November 19, 2009, the British Columbia Securities Commission issued a cease trade order against our company, which prohibits us from issuing the Consideration Shares. As of February 28, 2011, we have not issued the Consideration Shares. As such, for accounting purposes the merger transaction has not been completed nor reflected in the financial statements as we have not delivered any consideration for the shares of 0625920 BC Ltd. We anticipate that we will issue the Consideration Shares upon the revocation of the cease trade order. We are communicating with the British Columbia Securities Commission to have the cease trade lifted. Once we are successful in getting the cease trade lifted we will be in a position to put our business plan outline below into action.

Our Current Business

Our Business Plan

Our business plan is to build plants that will process low quality logs and fibre typically left in the field and turn it into torrefied wood pellets. We believe that our plants will be the first of their kind in Canada. We have completed the design and basic engineering work for the building of our torrefied wood pellet plants. We will sell the torrefied wood pellets to power producers in Europe that want a cleaner fuel than coal. We have held discussions with power producers regarding the purchase of our torrefied wood pellets. We have not signed any definitive agreements with any power producers and there are no assurances any definitive agreements will be signed.

We plan to produce one million tons of torrefied wood pellets per year from up to four plants that we propose to build in various locations in British Columbia, Canada. British Columbia has an

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Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the six months ended December 31, 2010 extensive timber industry and we believe that the waste products from this industry will be sufficient to provide our operations with a steady supply of fuel.  We have had discussions with potential purchasers to secure long term sales contracts but no definitive agreements have been signed and we cannot guarantee that such agreements will be signed. We do not anticipate beginning the construction of our plants until we have a definitive agreement in place to purchase our torrefied wood pellets.

Torrefied wood pellets

Torrefied wood pellets are primarily used as a fuel for heating. Torrefied wood pellets are 30% denser than regular wood pellets and contain 16% more energy. While torrefied wood pellets have many uses, such as a substitute for charcoal for barbeques, we anticipate our torrefied wood pellets will be sold as a substitute for coal as a boiler fuel. Torrefied wood pellets can be used in coal plants without altering the coal plant. Unlike normal wood pellets, torrefied wood pellets have approximately the same BTUs as coal, which allows coal to be completely replaced by torrefied wood pellets.  Some coal producers may prefer to gradually add torrefied wood pellets to their coal burners. We believe that the main advantage of torrefied wood pellets over coal is torrefied wood pellets burn cleaner than coal as they produce significantly less ash and sulphur emission. As demand for clean energy increases, we believe the demand for torrefied wood pellets will increase.

Torrefied wood pellets are not subject to deterioration during shipment or storage. This greatly reduces shipping costs for torrefied wood pellets, compared to normal wood pellets. Also, torrefied wood pellets are easier to grind, which reduces their processing costs when they are burned.

Our Customers

We anticipate that we will sell our torrefied wood pellets to power producers in Europe. We have chosen this target market because we believe European coal power producers will eliminate coal from their existing power plants in favour of our torrefied wood pellets. Currently, there is some demand for torrefied wood pellets in Europe. We have held discussions with power producers in Europe regarding the purchase of our torrefied wood pellets. We have not signed any definitive agreements with any power producers and there are no assurances any definitive agreements will be signed.

Layout of Plants

The following is a description of the anticipated layout of our plants.

Wood fibre will be supplied to the plant in the form of coarse wood chips. Trucks will be offloaded at 2 hydraulic stations and the material will be automatically conveyed to an undercover storage facility by way of a conveyor belt. As the material moves along the conveyor belt, it will pass though a de-lumper, magnetic separator, de-stoner/de-icer and classifier to remove foreign matter. Generally, the moisture content of the wood waste will vary; however, as the plant production rate is based on the mass of bone dry fibre received, we anticipate using incentives to encourage the shipment of dry material.

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Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the six months ended December 31, 2010

Covered storage is essential. We need a reserve of material on hand to ensure that the equipment stays in continuous operation. We also need to protect the material from moisture during storage as this will negatively impact the plant production rate. We also need to ensure that the material being processed is not frozen and that all ice and snow has been removed for the material before it is processed.

The storage facility will be fitted with a double level walking floor that will discharge material to buffer silos via magnetic separators and de-stoners. The buffer silos will discharge at a controlled rate to a series of fine shredders. This material will then be screened and fine shredded before transfer to a bio-fuel fired flash dryer.

The shredded material from the flash dryer will have a target moisture content of 8%. To control this moisture content it may be necessary to recycle a portion of the material. It is also necessary to produce 20% more dry product than will be required for production in order to provide energy for the dryer. The extra material is then milled to a fine powder and stored for use by the flash dryer burner.

Material from the flash dryer is conveyed to a screen and a mill to reduce the particle size to the optimum size for pelletizing. The material is then conveyed to the pellet mill and after pelletizing is cooled on a band cooler before the product is placed in bulk storage prior to shipment to the port. Bulk storage would be in the form of elevated silos that will be used to place the material on rail cars in preparation for shipment to the port. We intend to locate the torrefication unit between the dryer and the pelletizing mill. This will produce a synthetic fuel gas that we propose to use for the torrefication furnace and the dryer. There may be some residual gas that could be used to generate a small quantity of electrical power.

Technology

We anticipate that the dryer will be designed to operate with a variety of fuels including bio-mass powder, synthetic gas, natural gas and fuel oil. In addition, the off gas of the dryer may be used for generating steam for use by a steam turbine for the purpose of generating power for the plant. There is a possibility of generating extra power, if the local resources permit.

We anticipate that the torrefication furnace will feature the latest in regenerative burner technology to maximize the quantity of synthetic gas available to provide energy for the plant and to maximize the energy available for generating power.

We plan to use a fine shredder and flash dryer upstream of the torrefication furnace to ensure that the collected material is free of ice, rocks and metallic components that could damage the equipment. The design of the storage facility is anticipated to  be two tiered to allow for the run off of any snow and ice prior to processing the material in the plant. We plan to use a sparse fluid bed destoner to pre-warm the material to remove stones, snow and ice. Heat for this equipment is anticipated to be provided by waste heat from the process. We believe that this custom design will be a first of its kind in Canada.

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Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the six months ended December 31, 2010

Our Subsidiary

On January 13, 2009, we incorporated a subsidiary in California under the name of Biomass Secure Power Inc. (USA) (“Biomass USA”). Mr. George Pappas is president and CEO of Biomass USA. Biomass USA is currently in the early stages of development and we anticipate that it will bring co-generation projects to fruition in the USA. As of December 13, 2010, Biomass USA has not conducted any operations and is not reflected in our financial statements.

Expertise

Our business plan is based on our management team’s experience in the construction and the implementation of medium sized industrial projects.  In particular, our management team has implemented projects at a number of pellet plants, supplying burner and dryer equipment along with material handling systems. Our management team constructed a multifuel burner system for a medium-density fibreboard plant that used dried and processed wood waste for fuel. In addition, the project management team will be drawn from people with many years of experience in the wood processing industry. We have not yet hired the project management team.

Staffing

We anticipate that each plant will require approximately 30 fulltime employees to operate the plant which will run 24 hours per day 7 days per week. We anticipate that each plant will have a skilled engineer at the plant at all times to address any problems that may occur. We plan to have an assistant engineer, who would be able to fix any machines that break down. The remaining employees would be general labours, such as fork lift operators. These employees would report to the engineer who is on duty at that time.

Research and Development Expenditures

We did not incur any research and development expenditures over the last fiscal year.

Employees

At present, we have one full time employee and two part-time employees.

Intellectual Property

We do not own, either legally or beneficially, any patents or trademarks.

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Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the six months ended December 31, 2010

Legal Proceedings

We are involved in lawsuits involving prior management and individuals associated with them. On April 21, 2009, Calvin Kantonen filed a statement of claim with the Supreme Court of British Columbia, Vancouver Registry No. S092943 alleging that the defendants: our company and our transfer agent, Computershare Trust Company of Canada, have improperly refused to remove the legend on 1,500,000 of our common shares held by Mr. Kantonen. On May 15, 2009, the defendants filed a statement of defence whereby we denied the allegations of Mr. Kantonen and alleged that the shares were not validly issued. No further proceedings have been undertaken in this lawsuit. We have been advised Mr. Kantonen is now deceased, however, the Company will continue its efforts to have shares cancelled.  This action should not have a material adverse effect on our financial condition, results of operations, or cash flows..

On July 19, 2007, we filed a petition with the Supreme Court of British Columbia, Vancouver Registry No. S107252 alleging that 34,678,993 common shares held by the following parties: AI International Holdings, Joga Bassi, Canaccord Capital Corp ITF (Steve Gasper Control Stock), Jim Carroll, Brian Dean, Steven Frye, Grant Galloway, Steve Gaspar, Chris Gaspar, Christopher Gaspar, Brian Holden, Calvin Kantonen, George Matin, Peter Matousak, Novak Capital, Penson Financial Services Canada Inc ITF 6/13/2006 Stephen Gaspar A/C 15ER95B, Sukhjit Purewal, Deanna Sherban, Debby Skipper, Clay Smith, Nick Smith, Viligant Trader Inc., Wide Open Technologies should be cancelled because we did not receive adequate consideration for the issuance of these shares.  No further proceedings have been undertaken in this lawsuit.

On August 2, 2007, Steve Gaspar filed a statement of claim with the Supreme Court of British Columbia, Vancouver Registry No. S075257, alleging that the defendants: our company and our current president Jim Carroll, issued a press release on July 27, 2007 which contained false and defamatory statements concerning Mr. Gaspar. On June 5, 2008, we filed a statement of defence denying the claims in the statement of claim and alleging that the statements were in substance true and made without malice and that Mr. Gaspar has not suffered any damages as a result of the press release. A default judgment was obtained on December 11, 2007 but was set aside by consent on June 5, 2008 when we filed our statement of defence.

On June 25, 2007, Steve Gaspar, Stephen Gaspar, Christopher Gaspar, and Jonathan Gaspar (collectively, the “Gaspars”) filed a statement of claim with the Supreme Court of British Columbia, Vancouver Registry No. S074362, alleging that the defendants: our company, our current president Jim Carroll, our current director Len Klassen, and our current director Slawomir Kownacki, for damages for breach of contract, inducing breach of contract and wrongful interference with economic relations of the Gaspars, and requesting following orders:

  that the defendants purchase the shares of the Gaspars at fair value;
  that the Gaspars are not liable for any profits that accrued to them as a result of any employment contracts;
  for specific performance that we deliver 65,735,211 free trading shares;
  a declaration that Steve Gaspar is entitled to exercise an option to purchase 12,000,000 of our common shares at a price of $0.01 per share; and
  a declaration that Christopher Gaspar is entitled to exercise an option to purchase 5,205,000 of our common shares at a price of $0.01 per share.

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Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the six months ended December 31, 2010

On July 23, 2007, we filed a statement of defence denying the allegations and alleging that none of the Gaspars are owed any money or shares. On December 4, 2009, a notice of motion was filed regarding the production of documents.  No further proceedings have been undertaken in this lawsuit.  We anticipate that even if the plaintiffs are successful, it should not have a material adverse effect on our financial condition, results of operations, or cash flows.

On September 11, 2007, the Canadian Imperial Bank of Commerce (“CIBC”) filed a statement of claim against the defendants: Virtual Media Holdings Inc., Steve Gaspar, and Darlene Gaspar alleging that the defendants owed CIBC $19,982.12 as of September 10, 2007 with a daily interest rate of $5.22. On November 21, 2007, we filed a statement of defence denying each and every allegation. We anticipate that this lawsuit should not have a material adverse effect on our financial condition, results of operations, or cash flows.

We have been in discussions with Steve Gaspar regarding settling all outstanding actions with the Gaspars, including final settlement of the lawsuit with CIBC. While we believe we do not have any liability to any of the Gaspars, we believe it is in our best interest to settle all outstanding matters with the Gaspars. If we cannot settle all outstanding claims, we will vigorously defend all claims.

2.   Selected Annual Information

The following table provides a brief summary of the Company’s financial operations for each of the last three completed fiscal years.  For more detailed information refer to the Company’s audited financial statements for the specific periods.

		Year ended June 30, 2010		Year ended June 30, 2009		Year ended June 30, 2008
Total revenue	$	NIL	$	NIL	$	NIL
Loss from operations		$(257,332)		$(229,637)		$(337,799)
Income from discontinued operations		$-		$-		$
Loss for the year		$(257,332)		$(229,637)		$(337,799)
Basic and diluted earnings (loss) per share		$(0.001)		$(0.001)		$(0.003)
Total assets		$63,644		$63,125		$50
Total long-term liabilities	$	NIL	$	NIL	$	NIL
Cash dividends declared	$	NIL	$	NIL	$	NIL

3.   Results of Operations

For the six months ended December 31, 2010 the Company did not generate any revenues.  Expenses incurred during the period were $196,077 as compared to $71,334 for the comparative period ended December 31, 2009.  Significant expenditures and variations of expenditures incurred during the six month period ended December 31, 2010, as compared to the six month period ended December 31, 2009 include:

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Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the six months ended December 31, 2010

Management Fees - 2010: $120,000 / 2009: $60,000: During the six months ended December 31, 2010, the Company incurred management fees of $60,000 to Jim Carroll in his role as Chief Executive Officer, $30,000 to George Pappas in his role as Vice President and $30,000 to Andrew Burns in his role as Vice President - Engineering.  The Company is committed to the above arrangements on a month to month basis

During the six months ended December 31, 2009 the Company incurred management fees of $60,000 accrued to Jim Carroll in his role as Chief Executive Officer.

Professional Fees (recovery) - 2010: $66,011) / 2009: $Nil : During the six months ended December 31, 2010, the Company incurred $8,027 for accounting fees for bookkeeping and preparation of quarterly financial information; $67,912 for audit fees related to the 2009 and 2010 annual year-end audit, recorded a recovery of prior year’s audit fees of $27,510 related to a settlement of amounts due regarding those audit fees; and $17,582 for legal fees related to securities and general corporate matters.

During the three months ended December 31, 2009, the Company did not incur any professional fees.

4.   Summary of Quarterly Results

The following table provides quarterly financial information for the prior six quarters derived from our financial statements:

		December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Total Revenue	$		$-	$-	$-
Net Income (Loss)		$(138,848)	$(59,229)	$(123,581)	$(62,417)
Basic and diluted loss per common share		$(0.000)	$(0.000)	$(0.000)	$(0.000)

	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
Total Revenue	$-	$-	$-	$-
Net Income (Loss)	$(33,408)	$(37,926)	$(71,282)	$(34,654)
Basic and diluted loss per common share	$(0.000)	$(0.000)	$(0.000)	$(0.000)

5.   Liquidity

The Company’s historical capital needs have been met by issuance of shares and advances from directors and officers of the Company.  As at December 31, 2010, the Company’s working capital deficiency was $514,709, compared to a working capital deficiency of $345,782 as of June 30, 2010. The Company proposes to meet any additional financing requirements through equity financing.  Due to the fact the Company is under a cease trade order issued by the British Columbia Securities Commission raising additional capital is not possible.

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Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the six months ended December 31, 2010

In the interim period until the cease trade order is lifted directors and officers of the Company will continue to fund the short term capital needs of the Company.  The Company has developed a business plan whereby the Company will convert low quality wood fibre into torrefied wood pellets and has commenced the implementation of the business plan.  The Company does not generate any cash from operations.  Without the ability to attract additional equity funding or receive the ongoing financial support of its directors and officers, the Company:

  will not have the working capital necessary to fund current operations though the fiscal year 2011;
  will not be able to expend any funds on implementation of its business plan; and
  will have an expected working capital deficiency, resulting in the Company’s inability to meet obligations as they come due.

Our plan of operation over the next 12 months is to enter into a long term sales contract for the purchase of our torrefied wood pellets. Once we have secured a buyer, we will begin to work on securing the supply for our plant and to eventually begin construction of our torrefied wood pellet plant. Our cash requirements are dependent on whether or not we begin construction of our torrefied wood pellet plant. The construction process will require a substantial amount of capital, which will we have to raise by way of loans, private placements or public offerings.

Below, is an estimate of our operating expenses and working capital requirements for the next 12 months provided we do not begin construction of our torrefied wood pellet plant, which we do not anticipate will occur within the next 12 months. Our capital requirements, if we begin construction, will be dependent on the final site location and initial production of the plant.

Expense	Amount
Management Fees	$240,000
Professional Fees (accounting and legal)	100,000
Travel	50,000
Total:	$390,000

The Company’s cash position as at December 31, 2010 was $944, compared to an overdraft of $26 as of June 30, 2010. The net change in cash position compared to June 30, 2010 was as a result of the receipt of $66,998 of advances received, $110,005 of loans from related parities, less repayment of a bank overdraft of $26 and less $176,083 expended on operating activities.

The Company has no long-term debt.

Future cash requirements will depend primarily on the timing and extent of the implementation of the Company’s business plan and it is therefore extremely difficult to predict future cash requirements. At the date of this report, the Company does not have sufficient funds to maintain its current operations through the current fiscal year.

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Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the six months ended December 31, 2010

The Company is dependent on raising funds by the issuance of shares (subsequent to the lifting the cease trade order by the British Columbia Securities Commission) and the ongoing financial support of directors and officers in order to advance its business plans and meet general and administrative expenses. There can be no assurance that the Company will be successful in raising their required financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fully exploit its business plan. Failure to obtain financing could result in delays or indefinite postponement of the business plan.

The Company’s financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  Should the Company be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values.  The continuation of the Company as a going concern is dependent on its ability to obtain additional capital to finance existing operations, implement its business plan and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Going Concern

We have historically incurred losses and have incurred a net loss of $196,077 during the six month period ended December 31, 2010, and approximately $1,020,845 from July 1, 2007, the date of entering into our development stage, to December 31, 2010. Because of these historical losses, we will require additional working capital to develop our business operations. We intend to raise additional working capital through equity financing, bank financing and/or advances from related parties or stockholder loans. We are currently prohibited from raising funds through the sale of any securities due to a cease trade order issued by the British Columbia Securities Commission.

The continuation of our business is dependent upon obtaining further financing and achieving a break even or profitable level of operations. We will not achieve a break even or profitable level of operations until the successful construction of our torrefied wood pellet plant, which we do not anticipate will occur within the next 12 months. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current or future stockholders. Obtaining loans, assuming any loans would be available, will increase our liabilities and future cash commitments.

There are no assurances that we will be able to either (i) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (ii) obtain additional financing through either equity financing and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from operations and any equity financing and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to us. If adequate working capital is not available, we may not be able to begin our operations.

Our auditors have included an explanatory paragraph in the audit report of the year ended June 30, 2010 financial statements that we have sustained losses since inception and have limited cash resources.

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Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the six months ended December 31, 2010

These conditions raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should we be unable to continue as a going concern.

6.   Capital Resources

The Company’s ability to raise additional funds from the equity markets is currently restricted.  On November 19, 2009 the British Columbia Securities Commission issued a cease trade order against the Company.  Until the cease trade order is rescinded the Company is unable to raise capital by the issuance of shares.  Therefore, the timing of the Company’s ability to raise additional funds from the equity markets will depend upon the lifting of the cease trade order and thereafter will largely depend upon general market conditions, the Company’s ability to achieve certain exploration milestones and its ability to acquire new properties.

Discussions have been held with conventional lenders and private funding sources regarding financing for our business plan. There are no assurances that we will be successful in obtaining the necessary capital. If we are unsuccessful in obtaining additional capital we may have to cut back or suspend activities until such time that we can raise capital by way of loans, private placements or public offerings. Current management has been lending us funds to pay our expenses on a monthly basis.

There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, if and when it is needed, we will be forced to delay or scale down some or all of our operations or perhaps even cease the operation of our business. No shares were issued during the period ended December 31, 2010 and the year ended June 30, 2010.

We have a stock-based compensation plan under which stock-based awards have been granted to employees and non-employees. Stock-based compensation is accounted for in accordance with ASC 718, “ Compensation – Stock Compensation. ” We establish fair values for our equity awards to determine our cost and recognize the related expense over the appropriate vesting period. We recognize expense for stock options and restricted stock awards. For stock-based awards vesting based on service period, the value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period on a straight-line basis for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The Board of Directors of Biomass Secure Power Inc. has approved the disclosures contained in the Management Discussion and Analysis for the period ended December 31, 2010, prepared as at February 28, 2011.

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